LEASE PURCHASE AGREEMENT

This LEASE PURCHASE AGREEMENT (the “Agreement”), entered into and effective as of the 1st day of February, 2011, by and between BLACK HAWK EXPLORATION a Nevada Corporation (herein “BHWX”), TIGER OIL AND ENERGY, INC., a Nevada Corporation (herein “TGRO”) collectively referred to herein as “PARTIES.”

WHEREAS, TGRO desires to purchase oil and gas leases within the Prospect area in the Cowley County, Kansas geographic area as described on Exhibit “A” (the Prospect Area”) on the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1.        Ownership of Leases within the Prospect Area. All leases acquired by the parties covering lands within the Prospect Area shall be owned 100% by TGRO with an undivided eighty-one and one-half percent (81.5%) working interest in and to the oil and gas leases described in the Assignment of Oil and Gas Leases attached hereto.

2.        Title. BHWX will furnish TGRO with copies of such abstracts and other title papers as it has in its possession relating to the oil and gas leases purchased pursuant to this Agreement. However, there shall be no obligation on the part of BHWX to purchase or otherwise acquire any additional title information or to do any curative work in connection with the title to said oil and gas leases. Any additional title examination and title curative work, if required, shall be conducted by TGRO.

3.        As of the date of the assignment , the oil and gas lease has less than 1 year remaining on the primary term (including any option to extend the primary term).

4.        Terms. Tiger Oil and Energy Inc. agrees to pay Black Hawk Exploration $150 per acre of the 400 acres described on Exhibit “A” consisting of:

a) Thirty–five Thousand dollars ($35,000); and

b) by the issuance of 250,000 of its common shares valued at $0.10 per share.

5.        The oil and gas leases do not contain any non-standard terms or provisions that materially restrict TGRO’s right to explore for oil and gas, drill wells, or produce oil and/or gasfrom the leased land.

6.        Maintenance and Control of Leases. Subsequent to any assignment pursuant to this Agreement, TGRO shall be solely responsible for the validity, exploration, operation, and development of the oil and gas leases so assigned. BHWX shall have no duty or obligation to the other parties to maintain those leases in force and effect by drilling, payment of rentals, or otherwise. Further, TGRO may, upon notification to BHWX, in its sole discretion, let those leases expire by their terms.

7.        Relationship of the Parties. It is not the intention of the parties to create, nor shall this Agreement be construed to create, any agency, joint venture, mining or other partnership or association or otherwise render the parties liable as partners.

8.         Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9.         Integration. This Agreement, including the Exhibits attached hereto, represents that entire agreement between the parties hereto concerning the subject matter hereof, and all oral discussions and prior agreements are merged herein.

10.       Other Agreements. NA.

11.       Governing Law. This Agreement shall be construed and enforced under the laws of the state of Kansas.

12.       Notices and Communications. All notices, requests, and communications required or permitted to be given by any party to any other party shall be deemed to be properly given when delivered by hand or by telefax, telecopy, or by registered mail, with all postage or charges fully prepaid, directed to the party at the following addresses or such other addresses as they may from time to time designate in writing:

Black Hawk Exploration

Attn: Kevin Murphy

1174 Manito Dr., NW

PO Box 363

(253) 973-7135

(253) 549-4336 (telecopier)

Tiger Oil and Energy, Inc.

Attn: Ken Liebscher

7230 Indian Creek Ln. Suite 201

Las Vegas, NV. 89149

(702) 839-4029

(316) 634-3919 (telecopier)

13.          Severability. If any part, term, or provision of this Agreement shall be held illegal, unenforceable, or in conflict with any law of a federal, state, or local government having jurisdiction over this Agreement, the validity of the remaining portion or portions shall be not be affected thereby.

14.          Additional Documents. The parties agree to execute and deliver such additional instruments, agreements, and documents as may be necessary to effectuate the terms and provisions of this Agreement.

15.          Rule Against Perpetuities. The parties hereto believe that all interests created by this Agreement are exempt from or comply with the rule against perpetuities. However, if a violation of the rule against perpetuities if found to exist by any court, then the parties intend that the following course of action be pursued: The court shall reform or construe the interest(s) that violate the rule in such a way as to approximate most closely the intent of the parties to givemaximum effect to the interests created by this Agreement for the maximum duration possible under the rule in accordance with the provisions of K.S.A. §§ 59-3401, et seq.

16.          Execution in Counterparts. This Agreement may be executed in counterparts, all of which are identical and all of which constitute one and the same instrument. Execution of a counterpart by each of the parties hereto shall have the same force and effect as if all parties had executed one counterpart hereof.

IN WITNESS WHEREOF, this Lease Purchase Agreement is executedby the parties hereto tp be effective as of the date first above written.

TIGER OIL and ENERGY , INC.		BLACK HAWAK EXPLORATION

By	/s/ Ken Liebscher	By	/s/ Kevin M. Murphy
Ken Liebscher CEO		Kevin M. Murphy CEO

EXHIBIT “A”

(Prospect Area)

Stalnaker Lease – 160 acres – Wells Holman #2, #3, #4, #5

Adams Lease - 160 acres – Well Adams #1

Glasse Lease - 80 acres - Wells Wise #1, Roberts #1